Novartis First Quarter 2025

Condensed Interim Financial Report – Supplementary Data

NOVARTIS | Reimagining Medicine

Novartis First Quarter 2025 Condensed Interim Financial Report – Supplementary Data

INDEX
Page
OPERATING PERFORMANCE REVIEW
3
CASH FLOW AND BALANCE SHEET
9
INNOVATION REVIEW
12
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated income statements
14
Consolidated statements of comprehensive income
15
Consolidated balance sheets
16
Consolidated statements of changes in equity
17
Consolidated statements of cash flows
18
Notes to condensed interim consolidated financial statements
19
SUPPLEMENTARY INFORMATION
31
CORE RESULTS - Reconciliation from IFRS® Accounting Standards results to non-IFRS measure core results
33
NON-IFRS MEASURE FREE CASH FLOW
35
ADDITIONAL INFORMATION
Net debt
36
Share information
36
Effects of currency fluctuations
37
DISCLAIMER
38

Operating performance review
Key figures
First quarter
(USD millions unless indicated otherwise)	Q1 2025 USD m	Q1 2024 USD m	% change USD	% change cc 1

Net sales to third parties	13 233	11 829	12	15

Other revenues	387	291	33	33

Cost of goods sold	-3 227	-3 096	-4	-6

Gross profit	10 393	9 024	15	18

Selling, general and administration	-3 058	-2 840	-8	-10

Research and development	-2 366	-2 421	2	1

Other income	226	249	-9	-6

Other expense	-532	-639	17	15

Operating income	4 663	3 373	38	44

% of net sales	35.2	28.5

Loss from associated companies	-3	-29	90	90

Interest expense	-270	-221	-22	-26

Other financial income and expense	17	6	183	-46

Income before taxes	4 407	3 129	41	44

Income taxes	-798	-441	-81	-84

Net income	3 609	2 688	34	37

Basic earnings per share (USD)	1.83	1.31	40	42

Net cash flows from operating activities	3 645	2 265	61

Non-IFRS measures [1]

Free cash flow	3 391	2 038	66

Core operating income	5 575	4 537	23	27

% of net sales	42.1	38.4

Core net income	4 482	3 681	22	26

Core basic earnings per share (USD)	2.28	1.80	27	31

[1] Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 31. Unless otherwise noted, all growth rates in this release refer to same period in prior-year.

Strategy
Our focus
Novartis is a “pure-play” innovative medicines company. We have a clear focus on four core therapeutic areas (cardiovascular-renal-metabolic, immunology, neuroscience and oncology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies – the US, China, Germany and Japan.
Our priorities
1. Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2. Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.
3. Strengthen foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.
Financials
Net sales
Net sales were USD 13.2 billion (+12%, +15% cc), with volume contributing 15 percentage points to growth. Generic competition had a negative impact of 2 percentage points and pricing had a positive impact of 2 percentage points, benefiting from revenue deduction adjustments mainly in the US. Sales in the US were USD 5.7 billion (+24%) and in the rest of the world USD 7.5 billion (+4%, +8% cc).
Sales growth was mainly driven by continued strong performance from Entresto (USD 2.3 billion, +20%, +22% cc), Kisqali (USD 956 million, +52%, +56% cc), Kesimpta (USD 899 million, +41%, +43% cc), Cosentyx (USD 1.5 billion, +16%, +18% cc) and Leqvio (USD 257 million, +70%, +72% cc), partly offset by erosion due to generic competition, mainly for Lucentis and Gilenya.
In the US (USD 5.7 billion, +24%), sales growth was mainly driven by Kisqali, Entresto, Kesimpta and Cosentyx. In Europe (USD 3.9 billion, +4%, +7% cc), sales growth was mainly driven by Kesimpta, Entresto, Tafinlar + Mekinist, Pluvicto, Leqvio and Kisqali, partly offset by erosion due to generic competition for Lucentis and Gilenya. Sales in emerging growth markets were USD 3.6 billion (+7%, +13% cc), including USD 1.2 billion of sales from China (+17%, +19% cc).
Operating income
Operating income was USD 4.7 billion (+38%, +44% cc), mainly driven by higher net sales, partly offset by higher investments behind priority brands and launches. Operating income margin was 35.2% of net sales, increasing 6.7 percentage points (7.1 percentage points in cc). Other revenue as a percentage of net sales increased by 0.4 percentage points (0.4 percentage points cc). Cost of goods sold as a percentage of net sales decreased by 1.8 percentage points (1.9 percentage points cc). R&D expenses as a percentage of net sales decreased by 2.6 percentage points (2.8 percentage points cc). SG&A expenses as a percentage of net sales decreased by 0.8 percentage points (1.1 percentage points cc). Other income and expense as a percentage of net sales increased the margin by 1.1 percentage points (0.9 percentage points cc).
Core adjustments were USD 0.9 billion, mainly from amortization, compared with USD 1.2 billion in the prior-year quarter. Core adjustments decreased compared with the prior-year quarter mainly due to lower impairments and contingent consideration adjustments.
Core operating income was USD 5.6 billion (+23%, +27% cc), mainly driven by higher net sales, partly offset by higher investments behind priority brands and launches, and R&D investments. Core operating income margin was 42.1% of net sales, increasing 3.7 percentage points (4.0 percentage points cc). Other revenue as a percentage of net sales increased by 0.1 percentage points (cc). Core cost of goods sold as a percentage of net sales decreased by 0.7 percentage points (cc). Core R&D expenses as a percentage of net sales decreased by 1.4 percentage points (cc). Core SG&A expenses as a percentage of net sales decreased by 1.1 percentage points (cc). Core other income and expense as a percentage of net sales increased the margin by 0.7 percentage points (cc).
Interest expense and other financial income/expense
Interest expense amounted to USD 270 million compared with USD 221 million in the prior-year quarter, mainly due to higher financial debt.
Other financial income and expense amounted to an income of USD 17 million, broadly in line with the prior-year quarter.
Core other financial income and expense amounted to an income of USD 46 million compared with USD 96 million in the prior-year quarter, mainly due to lower interest income.
Income taxes
The tax rate in the first quarter was 18.1% compared with 14.1% in the prior-year quarter. The current year tax rate was negatively impacted by deferred tax expense related to a tax rate change in Switzerland, which will become effective January 1, 2026, and a true-up adjustment to the prior-year income tax provision. The prior-year tax rate was favorably impacted by the effect of changes in uncertain tax positions. Excluding these impacts, the current and prior-year tax rate would have been 16.7% and 17.3% respectively. The decrease from the prior-year quarter was mainly the result of a change in profit mix.
The core tax rate (core taxes as a percentage of core income before tax) was 16.2% compared with 16.5% in the prior-year quarter. The decrease from the prior-year quarter was mainly the result of a change in proﬁt mix.
Net income, EPS and free cash flow
Net income was USD 3.6 billion (+34%, +37% cc), mainly driven by higher operating income, partly offset by higher income taxes. EPS was USD 1.83 (+40%, +42% cc), benefiting from the lower weighted average number of shares outstanding.
Core net income was USD 4.5 billion (+22%, +26% cc), mainly due to higher core operating income. Core EPS was USD 2.28 (+27%, +31% cc), benefiting from the lower weighted average number of shares outstanding.
Net cash flows from operating activities amounted to USD 3.6 billion (+61% USD), compared with USD 2.3 billion in the prior-year quarter. Free cash flow amounted to USD 3.4 billion (+66% USD), compared with USD 2.0 billion in the prior-year quarter, driven by higher net cash flows from operating activities.
Product commentary (relating to Q1 performance)
Cardiovascular, RENAL and METABOLIC
	Q1 2025	Q1 2024	% change	% change
	USD m	USD m	USD	cc

Cardiovascular, renal and metabolic
Entresto	2 261	1 879	20	22

Leqvio	257	151	70	72

Total cardiovascular, renal and metabolic	2 518	2 030	24	26

Entresto (USD 2 261 million, +20%, +22% cc) sustained robust, demand-led growth, driven by the heart failure indication in the US and Europe, and both heart failure and hypertension in China and Japan. In the US, Novartis is in ANDA litigation with generic manufacturers, and in other litigations with generic manufacturers and FDA to protect its Entresto IP and regulatory rights. Novartis successfully appealed to uphold the validity of its combination patent covering Entresto and combinations of sacubitril and valsartan, which expires in 2025 (with pediatric exclusivity). Several generics have received final approval in the US. Any US commercial launch of a generic Entresto product prior to the final outcome of these litigations may be at risk of later litigation developments.

Leqvio (USD 257 million, +70%, +72% cc) sales grew across all regions, delivering a medicine with effective and consistent LDL-C reduction in two maintenance doses per year. Focus remains on increased account and patient adoption and continuing medical education. Leqvio is registered in more than 105 countries world-wide and commercially available in 86 countries. Novartis obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals.
Immunology
	Q1 2025	Q1 2024	% change	% change
	USD m	USD m	USD	cc

Immunology
Cosentyx	1 534	1 326	16	18

Xolair [1]	456	399	14	19

Ilaris	419	356	18	20

Total immunology	2 409	2 081	16	18

[1] Net sales to third parties reflect Xolair sales for all indications.
Cosentyx (USD 1 534 million, +16%, +18% cc) sales grew mainly in the US, emerging growth markets and Europe, driven by strong demand from recent launches and volume growth in core indications. Since initial approval in 2015, Cosentyx has shown sustained efficacy and a robust safety profile, treating more than 1.7 million patients across 8 indications.
Xolair (USD 456 million, ex-US +14%, +19% cc) growth was driven by the CSU indication, with a strong contribution from emerging growth markets. Novartis co-promotes Xolair with Genentech in the US and shares a portion of revenue as operating income but does not record any US sales.
Ilaris (USD 419 million, +18%, +20% cc) sales grew across all regions, led by the US and Europe. Contributors to growth include strong performance in the Periodic Fever Syndromes and Still’s disease indications.
Neuroscience
	Q1 2025	Q1 2024	% change	% change
	USD m	USD m	USD	cc

Neuroscience
Kesimpta	899	637	41	43

Zolgensma	327	295	11	13

Aimovig	76	76	0	3

Total neuroscience	1 302	1 008	29	31

Kesimpta (USD 899 million, +41%, +43% cc) sales grew across all regions, driven by increased demand and strong access. Kesimpta is a high efficacy B-cell therapy, with a favorable safety and tolerability profile and an at-home self-administration for a broad population of RMS patients. Kesimpta is now approved in 90 countries with more than 135,000 patients treated.
Zolgensma (USD 327 million, +11%, +13% cc) sales grew as it continues to demonstrate strong performance in the incident population. Zolgensma is now approved in 59 countries with more than 4,500 patients treated globally through clinical trials, early access programs and in the commercial setting.
Aimovig (USD 76 million, 0%, +3% cc) sales remained stable (USD) and grew (cc) driven by increased demand for migraine prevention. Novartis commercializes Aimovig ex-US and ex-Japan, while Amgen retains all rights in the US and in Japan.

ONCOLOGY
	Q1 2025	Q1 2024	% change	% change
	USD m	USD m	USD	cc

Oncology
Kisqali	956	627	52	56

Tafinlar + Mekinist [1]	552	474	16	19

Promacta/Revolade	546	520	5	8

Jakavi	492	478	3	7

Tasigna	377	395	-5	-2

Pluvicto	371	310	20	21

Scemblix	238	136	75	76

Lutathera	193	169	14	15

Piqray/Vijoice	100	109	-8	-8

Fabhalta [2]	81	6	nm	nm

Total oncology	3 906	3 224	21	24

[1] Majority of sales for Mekinist and Tafinlar are combination, but both can be used as monotherapy.
[2] Net sales to third parties reflect Fabhalta sales for all indications.
nm = not meaningful
Kisqali (USD 956 million, +52%, +56% cc) sales grew strongly across all regions, including +87% growth in the US, with strong momentum from the HR+/HER2- early breast cancer (eBC) launch as well as continued share gains in HR+/HER2- metastatic breast cancer (mBC). Kisqali performance reflects increasing recognition of the consistently demonstrated overall survival benefit across all Phase III clinical trials in mBC, as well as Category 1 preferred NCCN Guidelines recommendation and highest ESMO-MCBS scores in both mBC and eBC indications. Novartis is in US ANDA litigation with a generic manufacturer.
Tafinlar + Mekinist (USD 552 million, +16%, +19% cc) sales grew across all regions, driven by demand in BRAF+ adjuvant melanoma, NSCLC, pediatric low-grade glioma and tumor agnostic indications, while maintaining demand in the highly competitive BRAF+ metastatic melanoma market.
Promacta/Revolade (USD 546 million, +5%, +8% cc) sales grew despite discontinued promotion in most markets.
Jakavi (USD 492 million, +3%, +7% cc) sales grew across all regions driven by strong demand in all indications. Incyte retains all rights to ruxolitinib (Jakafi®) in the US.
Tasigna (USD 377 million, -5%, -2% cc) sales declined across most regions due to lower demand and increasing competition, partly offset by increased sales in the US.
Pluvicto (USD 371 million, +20%, +21% cc) continued stable performance in the US and grew in Europe in the metastatic castration-resistant prostate cancer (mCRPC) post-taxane setting, while laying the foundation for the pre-taxane launch in the US. Pluvicto is the only PSMA-targeted radioligand therapy approved by the FDA to significantly delay progression after one ARPI and now before chemotherapy, for the treatment of adult patients with progressive, PSMA+ mCRPC. Pluvicto is now on the market in several ex-US countries in the mCRPC post-taxane setting. Novartis is in patent litigation with a manufacturer developing a radiopharmaceutical to treat PSMA+ prostate cancer.
Scemblix (USD 238 million, +75%, +76% cc) sales grew across all regions, demonstrating continued high unmet need for effective and tolerable treatment options for adult CML patients previously treated with two or more tyrosine kinase inhibitors, as well as a steady influx of early-line patients in the US following approval in late 2024.
Lutathera (USD 193 million, +14%, +15% cc) sales grew mainly in the US, Europe and Japan due to increased demand, and earlier line adoption (within indication) in the US and Japan. Novartis is in patent litigation with manufacturers having FDA applications referencing Lutathera.
Piqray/Vijoice (USD 100 million, -8%, -8% cc) sales declined, driven by increased competition for Piqray in the US, partially offset by higher demand for Vijoice.
Fabhalta (USD 81 million) sales grew driven by continued launch execution across all markets in PNH as well as the recent launch in IgAN in the US.

Established BRANDS
	Q1 2025	Q1 2024	% change	% change
	USD m	USD m	USD	cc

Established brands
Sandostatin Group	317	355	-11	-9

Lucentis	189	314	-40	-38

Exforge Group	179	192	-7	-1

Diovan Group	150	140	7	12

Galvus Group	124	149	-17	-11

Kymriah	100	120	-17	-15

Contract manufacturing	343	279	23	26

Other	1 696	1 937	-12	-8

Total established brands	3 098	3 486	-11	-7

Sandostatin Group (USD 317 million, -11%, -9% cc) sales declined, primarily in the US due to erosion from generic competition.
Lucentis (USD 189 million, ex-US -40%, -38% cc) sales declined in Europe, emerging growth markets and Japan, mainly due to competition.
Exforge Group (USD 179 million, -7%, -1% cc) sales declined mainly in Europe and the US.
Diovan Group (USD 150 million, +7%, +12% cc) sales grew in China, the US and other emerging growth markets, partially offset by a decline in Europe.
Galvus Group (USD 124 million, -17%, -11% cc) sales declined mainly in Japan due to generic competition.
Kymriah (USD 100 million, -17%, -15% cc) sales declined across most markets, partly offset by increased uptake in the follicular lymphoma indication ex-US.

Cash Flow and Balance Sheet
Cash flow
First quarter
Net cash flows from operating activities amounted to USD 3.6 billion, compared with USD 2.3 billion in the prior-year quarter. This increase was mainly driven by higher net income, adjusted for non-cash items and other adjustments, including divestment gains, and favorable changes in working capital.
Net cash inflows from investing activities amounted to USD 0.3 billion, compared with USD 0.9 billion net cash outflows in the prior-year quarter.
In the current-year quarter, net cash inflows from investing activities were mainly driven by the net proceeds from marketable securities, commodities and time deposits, amounting to USD 1.8 billion, mainly due to the maturity of time deposits. These cash inflows were partly offset by cash outflows of USD 1.2 billion for purchases of intangible assets and by USD 0.3 billion for purchases of property, plant and equipment.
In the prior-year quarter, net cash outflows used in investing activities of USD 0.9 billion were driven by USD 0.9 billion for purchases of intangible assets; USD 0.2 billion for purchases of property, plant and equipment; and USD 0.3 billion for acquisitions and divestments of businesses, net. These cash outflows were partly offset by net proceeds of USD 0.5 billion from the sale of marketable securities, commodities and time deposits.
Net cash outflows used in financing activities amounted to USD 8.5 billion, compared with USD 5.2 billion in the prior-year quarter.
In the current-year quarter, net cash outflows used in financing activities were mainly driven by USD 5.3 billion for the annual net dividend payment (which is the gross dividend of USD 7.8 billion reduced by the USD 2.5 billion Swiss withholding tax, paid in April 2025, according to its due date), the USD 2.7 billion payments for treasury share transactions, and the USD 1.0 billion repayment of a US dollar denominated bond at maturity. These cash outflows were partly offset by the net increase in current financial debts of USD 0.6 billion.
In the prior-year quarter, net cash outflows used in financing activities of USD 5.2 billion were mainly driven by USD 5.2 billion for the annual net dividend payment (which is the gross dividend of USD 7.6 billion reduced by the USD 2.4 billion Swiss withholding tax, paid in April 2024, according to its due date), as the payments for treasury share transactions of USD 1.1 billion were offset by the net increase in current financial debts of USD 1.2 billion.
Free cash flow amounted to USD 3.4 billion (+66% USD), compared with USD 2.0 billion in the prior-year quarter, driven by higher net cash flows from operating activities.

Balance sheet
Assets
Total non-current assets of USD 74.8 billion increased by USD 2.3 billion compared with December 31, 2024.
Intangible assets other than goodwill increased by USD 0.6 billion, mainly due to favorable currency translation adjustments and additions, partially offset by amortization.
Goodwill increased by USD 0.2 billion due to favorable currency translation adjustments.
Property, plant and equipment increased by USD 0.2 billion, mainly due to favorable currency translation adjustments and additions, partially offset by depreciation.
Other non-current assets increased by USD 0.6 billion, mainly due to the increase in prepaid post-employment benefit plans primarily resulting from changes in the discount rates used to calculate the actuarial defined benefit obligations.
Deferred tax assets increased by USD 0.7 billion, and right-of-use assets, investments in associated companies and financial assets were broadly in line with December 31, 2024.
Total current assets of USD 25.1 billion decreased by USD 4.6 billion compared with December 31, 2024.
Cash and cash equivalents decreased by USD 4.4 billion as cash generated through operating activities of USD 3.6 billion was more than offset by the USD 5.3 billion annual net dividend payment (which is the gross dividend of USD 7.8 billion reduced by the USD 2.5 billion Swiss withholding tax paid in April 2025, according to its due date), and USD 2.7 billion purchase of treasury shares.
Marketable securities, commodities, time deposits and derivative financial instruments decreased by USD 1.9 billion, mainly due to the maturity of time deposits.
Trade receivables increased by USD 1.2 billion, mainly due to the increase in net sales.
Other current assets increased by USD 0.4 billion, and inventories and income tax receivables were broadly in line with December 31, 2024.
Liabilities
Total non-current liabilities of USD 29.9 billion increased by USD 0.4 billion compared with December 31, 2024.
Non-current financial debt increased by USD 0.3 billion, and deferred tax liabilities, non-current lease liabilities and provisions and other non-current liabilities were broadly in line with December 31, 2024.
Total current liabilities of USD 31.6 billion increased by USD 2.9 billion compared with December 31,2024.
Current financial debts and derivative financial instruments decreased by USD 0.4 billion compared with December 31, 2024, mainly due to the repayment of a US dollar denominated bond of USD 1.0 billion at maturity, partially offset by the issuance of commercial paper notes of USD 0.4 billion mainly under the US commercial paper program.
Provisions and other current liabilities increased by USD 2.7 billion, mainly due to USD 2.5 billion Swiss withholding tax on the annual dividend to Novartis AG shareholders that was paid in April 2025, according to its due date. Trade payables decreased by USD 0.3 billion.
Current income tax liabilities increased by USD 1.0 billion, and current lease liabilities were broadly in line with December 31, 2024.
Equity
The Company’s equity decreased by USD 5.7 billion to USD 38.5 billion compared with December 31, 2024.
This decrease was mainly driven by the net income of USD 3.6 billion and favorable impact from currency translation differences of USD 0.7 billion being more than offset by the annual gross dividend to Novartis AG shareholders of USD 7.8 billion and the purchase of treasury shares of USD 2.8 billion.

Net debt and debt/equity ratio
The Company’s liquidity amounted to USD 7.2 billion as at March 31, 2025, compared with USD 13.5 billion as at December 31, 2024. Total non-current and current financial debts, including derivatives, amounted to USD 29.5 billion as at March 31, 2025, compared with USD 29.6 billion as at December 31, 2024.
The debt/equity ratio increased to 0.77:1 as at March 31, 2025, compared with 0.67:1 as at December 31, 2024. The net debt increased to USD 22.3 billion as at March 31, 2025, compared with USD 16.1 billion as at December 31, 2024.

Innovation Review
Novartis continues to focus its R&D portfolio prioritizing high value medicines with transformative potential for patients. We now focus on ~100 projects in clinical development.
Selected Innovative Medicines approvals in Q1
Product	Active ingredient/ Descriptor	Indication	Region

Pluvicto	lutetium (177Lu) vipivotide tetraxetan	Metastatic castration-resistant prostate cancer, pre-taxane	US

Vanrafia	atrasentan	IgA nephropathy	US

Fabhalta	iptacopan	C3 glomerulopathy	US, EU, China

Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions

Product	Indication	US	EU	Japan	News update

LOU064 (remibrutinib)	Chronic spontaneous urticaria	Q1 2025	Q1 2025		– US, EU and CN submissions

Scemblix	1L chronic myeloid leukemia	Approved	Q1 2025	Q3 2024	– EU submission

Fabhalta	C3G	Approved	Approved	Q3 2024	– US, EU and China approvals

Lutathera	Gastroenteropancreatic neuroendocrine tumors, 1L in G2/3 tumors		Q2 2024

Beovu	Diabetic retinopathy			Q4 2024

Coartem	Malaria (<5kg patients)				– Submission using MAGHP procedure in Switzerland to facilitate rapid approvals in developing countries

Selected Innovative Medicines pipeline projects
Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

Aimovig	Migraine, pediatrics	≥2028	3

Cosentyx	Giant cell arteritis	2025	3

	Polymyalgia rheumatica	2026	3

DAK539 (pelabresib)	Myelofibrosis		3
– MorphoSys aquisition
– Based on Novartis review of 48-week data
from the PhIII MANIFEST-2 study, longer
follow-up time is needed to determine, in
consultation with Health Authorities, the
regulatory path for pelabresib in myelofibrosis

FUB523 (zigakibart)	IgA nephropathy	2027	3

KAE609 (cipargamin)	Malaria, uncomplicated	≥2028	2

	Malaria, severe	≥2028	2

Kesimpta	Multiple sclerosis new dosing regimen	≥2028	3	– PhIII trial FILIOS started

KLU156 (ganaplacide + lumefantrine)	Malaria, uncomplicated	2026	3	– FDA Orphan Drug designation – FDA Fast Track designation

Leqvio	Secondary prevention of cardiovascular events in patients with elevated LDL-C	2027	3

	Primary prevention CVRR	≥2028	3

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

LNP023 (iptacopan)	Myasthenia gravis	2027	3

	IC-MPGN	≥2028	3

	Atypical haemolytic uraemic syndrome	≥2028	3

LOU064 (remibrutinib)	CINDU	2026	3

	Hidradenitis suppurativa	≥2028	3	– PhIII trials RECHARGE-1 and -2 started

	Multiple sclerosis	2027	3

	Myasthenia gravis	≥2028	3

Lutathera	GEP-NETs	≥2028	3	– PhIII trial NETTER-3 started

177Lu-NeoB	Multiple solid tumors	≥2028	1

LXE408	Visceral leishmaniasis	≥2028	2	– US Orphan Drug designation granted

MAA868 (abelacimab)	Atrial fibrillation	2027	3	– Anthos Therapeutics acquisition

OAV101	Spinal muscular atrophy (IT formulation)	2025	3	– PhIII STEER and STRENGTH data presented at MDA 2025

Pluvicto	Metastatic hormone sensitive prostate cancer	2025	3	– Event-driven trial

	Oligometastatic prostate cancer	≥2028	3

QCZ484	Hypertension	≥2028	2	– PhII trial started

TQJ230 (pelacarsen)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	2026	3	– FDA Fast Track designation – China Breakthrough Therapy designation – Lp(a)HORIZON PhIII trial design publication in the American Heart Journal

VAY736 (ianalumab)	Sjögren’s syndrome	2026	3	– FDA Fast Track designation

	Lupus nephritis	≥2028	3

	Systemic lupus erythematosus	≥2028	3

	Systemic scleroderma	≥2028	2

	1L immune thrombocytopenia	2027	3

	2L immune thrombocytopenia	2027	3

	Warm autoimmune hemolytic anemia	2027	3

Vijoice	Lymphatic malformations	≥2028	3	– US, EU Orphan Drug designation

YTB323	Severe refractory lupus nephritis / Systemic lupus erythematosus	≥2028	2

	1L high-risk large B-cell lymphoma	≥2028	2

	Systemic scleroderma	≥2028	2

	Myositis	≥2028	2

	ANCA associated vasculitis	≥2028	2	– PhII trial started

Condensed Interim Consolidated Financial Statements

Consolidated income statements
First quarter (unaudited)
(USD millions unless indicated otherwise)	Note	Q1 2025	Q1 2024

Net sales to third parties	9	13 233	11 829

Other revenues	9	387	291

Cost of goods sold		-3 227	-3 096

Gross profit		10 393	9 024

Selling, general and administration		-3 058	-2 840

Research and development		-2 366	-2 421

Other income		226	249

Other expense		-532	-639

Operating income		4 663	3 373

Loss from associated companies		-3	-29

Interest expense		-270	-221

Other financial income and expense		17	6

Income before taxes		4 407	3 129

Income taxes		-798	-441

Net income		3 609	2 688

Attributable to:
Shareholders of Novartis AG		3 606	2 688

Non-controlling interests		3	0

Weighted average number of shares outstanding – Basic (million)		1 968	2 044

Basic earnings per share (USD) [1]		1.83	1.31

Weighted average number of shares outstanding – Diluted (million)		1 979	2 056

Diluted earnings per share (USD) [1]		1.82	1.31

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of comprehensive income
First quarter (unaudited)
(USD millions)	Q1 2025	Q1 2024

Net income	3 609	2 688

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Cash flow hedge, net of taxes	1

Net investment hedge, net of taxes	-60	37

Currency translation effects, net of taxes	720	-1 404

Total of items that are or may be recycled	661	-1 367

Items that will never be recycled into the consolidated income statement

Actuarial gains from defined benefit plans, net of taxes	436	79

Fair value adjustments on equity securities, net of taxes	-56	25

Total of items that will never be recycled	380	104

Total other comprehensive income	1 041	-1 263

Total comprehensive income	4 650	1 425

Total comprehensive income for the period attributable to:
Shareholders of Novartis AG	4 646	1 427

Non-controlling interests	4	-2

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated balance sheets
(USD millions)	Mar 31, 2025 (unaudited)	Dec 31, 2024 (audited)

Assets
Non-current assets
Property, plant and equipment	9 680	9 458

Right-of-use assets	1 407	1 415

Goodwill	24 965	24 756

Intangible assets other than goodwill	27 476	26 915

Investments in associated companies	114	119

Deferred tax assets	5 099	4 359

Financial assets	1 981	2 015

Other non-current assets	4 111	3 505

Total non-current assets	74 833	72 542

Current assets
Inventories	5 829	5 723

Trade receivables	8 596	7 423

Income tax receivables	129	133

Marketable securities, commodities, time deposits and derivative financial instruments	130	1 998

Cash and cash equivalents	7 066	11 459

Other current assets	3 358	2 968

Total current assets	25 108	29 704

Total assets	99 941	102 246

Equity and liabilities
Equity
Share capital	766	793

Treasury shares	-19	-53

Reserves	37 622	43 306

Equity attributable to Novartis AG shareholders	38 369	44 046

Non-controlling interests	83	80

Total equity	38 452	44 126

Liabilities
Non-current liabilities
Financial debts	21 666	21 366

Lease liabilities	1 561	1 568

Deferred tax liabilities	2 548	2 419

Provisions and other non-current liabilities	4 095	4 075

Total non-current liabilities	29 870	29 428

Current liabilities
Trade payables	4 261	4 572

Financial debts and derivative financial instruments	7 801	8 232

Lease liabilities	242	235

Current income tax liabilities	2 570	1 599

Provisions and other current liabilities	16 745	14 054

Total current liabilities	31 619	28 692

Total liabilities	61 489	58 120

Total equity and liabilities	99 941	102 246

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of changes in equity
First quarter (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2025		793	-53	46 561	-3 255	44 046	80	44 126

Net income				3 606		3 606	3	3 609

Other comprehensive income					1 040	1 040	1	1 041

Total comprehensive income				3 606	1 040	4 646	4	4 650

Dividends	4.1			-7 818		-7 818		-7 818

Purchase of treasury shares			-14	-2 778		-2 792		-2 792

Reduction of share capital		-27	42	-15

Equity-based compensation plans			6	267		273		273

Taxes on treasury share transactions				-31		-31		-31

Changes in non-controlling interests				1		1	-1

Value adjustments related to financial assets sold and divestments				2	-2

Other movements	4.3			44		44		44

Total of other equity movements		-27	34	-10 328	-2	-10 323	-1	-10 324

Total equity at March 31, 2025		766	-19	39 839	-2 217	38 369	83	38 452

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2024		825	-41	49 649	-3 766	46 667	83	46 750

Net income				2 688		2 688	0	2 688

Other comprehensive income					-1 261	-1 261	-2	-1 263

Total comprehensive income				2 688	-1 261	1 427	-2	1 425

Dividends	4.1			-7 624		-7 624		-7 624

Purchase of treasury shares			-6	-1 135		-1 141		-1 141

Reduction of share capital		-32	26	6

Exercise of options and employee transactions				-34		-34		-34

Equity-based compensation			4	280		284		284

Shares delivered to Sandoz employees as a result of the Sandoz spin-off				10		10		10

Taxes on treasury share transactions				20		20		20

Fair value adjustments on financial assets sold				-92	92

Other movements	4.3			66		66		66

Total of other equity movements		-32	24	-8 503	92	-8 419		-8 419

Total equity at March 31, 2024		793	-17	43 834	-4 935	39 675	81	39 756

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of cash flows
First quarter (unaudited)
(USD millions)	Note	Q1 2025	Q1 2024

Net income		3 609	2 688

Adjustments to reconcile net income to net cash flows from operating activities
Reversal of non-cash items and other adjustments	6.1	2 712	2 497

Interest received		122	164

Interest paid		-232	-147

Other financial payments		-21	-29

Income taxes paid		-540	-576

Net cash flows from operating activities before working capital and provision changes		5 650	4 597

Payments out of provisions and other net cash movements in non-current liabilities		-237	-343

Change in net current assets and other operating cash flow items	6.2	-1 768	-1 989

Net cash flows from operating activities		3 645	2 265

Purchases of property, plant and equipment		-254	-227

Proceeds from sale of property, plant and equipment		10	1

Purchases of intangible assets		-1 240	-929

Purchases of financial assets		-18	-47

Proceeds from sale of financial assets		25	63

Acquisitions and divestments of interests in associated companies, net		-3	16

Acquisitions and divestments of businesses, net	6.3	-4	-279

Purchases of marketable securities, commodities and time deposits		-37	-3

Proceeds from sale of marketable securities, commodities and time deposits		1 851	506

Net cash flows from/(used in) investing activities		330	-899

Dividends paid to shareholders of Novartis AG	4.1	-5 333	-5 207

Purchases of treasury shares		-2 716	-1 099

Proceeds from exercised options and other treasury share transactions, net		1

Repayments of the current portion of non-current financial debts		-1 010

Change in current financial debts		556	1 220

Payments of lease liabilities		-69	-67

Other financing cash flows, net		23	-11

Net cash flows used in financing activities		-8 548	-5 164

Net change in cash and cash equivalents before effect of exchange rate changes		-4 573	-3 798

Effect of exchange rate changes on cash and cash equivalents		180	-126

Net change in cash and cash equivalents		-4 393	-3 924

Cash and cash equivalents at January 1		11 459	13 393

Cash and cash equivalents at March 31		7 066	9 469

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Notes to the Condensed Interim Consolidated Financial Statements for the three month period ended March 31, 2025 (unaudited)

1. Basis of preparation
The consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (IFRS®) Accounting Standards as issued by the International Accounting Standards Board. They are prepared in accordance with the historical cost convention, except for items that are required to be accounted for at fair value.
These Condensed Interim Consolidated Financial Statements for the three month period ended March 31, 2025, were prepared in accordance with International Accounting Standards (IAS®) Standards 34 Interim Financial Reporting and accounting policies set out in the 2024 Annual Report published on January 31, 2025.
2. Accounting policies
The Company’s accounting policies are set out in Note 1 to the Consolidated Financial Statements in the 2024 Annual Report and conform with IFRS Accounting Standards as issued by the International Accounting Standards Board.
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period, which affect the reported amounts of revenues, expenses, assets, liabilities, and contingent amounts.
Estimates are based on historical experience and other assumptions that are considered reasonable under the given circumstances and are regularly monitored. Actual outcomes and results could differ from those estimates and assumptions. Revisions to estimates are recognized in the period in which the estimate is revised.
As disclosed in the 2024 Annual Report, goodwill, and the intangible assets not available for use (in-process research and development (IPR&D)) are evaluated for impairment annually, or when facts and circumstances warrant. The intangible assets available for use (currently marketed products and other intangible assets) are evaluated for potential impairment whenever facts and circumstances indicate that their carrying value may not be recoverable. The amount of goodwill and other intangible assets other than goodwill on the Company’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Company’s results of operations and financial condition.
The Company’s activities are not subject to significant seasonal fluctuations.
Status of adoption of significant new or amended IFRS standards or interpretations
No new IFRS Accounting Standards were adopted by the Company in 2025. There were no new IFRS Accounting Standards amendments or interpretations that became effective in 2025 that had a material impact on the Company’s consolidated financial statements.
Based on the Company’s assessment, other than IFRS 18 Presentation and Disclosure in Financial Statements that will become effective on January 1, 2027, which Novartis is currently assessing the impact of adopting, there were no other IFRS Accounting Standards, amendments or interpretations not yet effective in 2025 that would be expected to have a material impact on the Company’s consolidated ﬁnancial statements.

3. Significant acquisitions of businesses
The Company applied the acquisition method of accounting for businesses acquired, and did not elect to apply the optional concentration test to account for acquired business as an asset separately acquired.
Significant acquisitions of businesses – 2025
There were no acquisitions of businesses in the first quarter of 2025.
Significant acquisitions of businesses – 2024
Acquisition of Kate Therapeutics Inc.
On October 31, 2024, Novartis acquired Kate Therapeutics Inc. (Kate Therapeutics), a US based, preclinical-stage biotechnology company focused on developing adeno-associated viruses (AAV) based gene therapies to treat genetically defined muscle and heart diseases.
The purchase price consisted of a cash payment of USD 427 million (including purchase price adjustments of USD 2 million) and potential additional milestones of up to USD 700 million, which the Kate Therapeutics shareholders are eligible to receive upon the achievement of specified development milestones.
The fair value of the total purchase consideration was USD 518 million, consisting of a cash payment of USD 427 million and the fair value of contingent consideration of USD 91 million. The purchase price allocation resulted in net identifiable assets of USD 234 million, consisting primarily of IPR&D intangible assets of USD 135 million, other intangible assets (scientific infrastructure) of USD 135 million, cash and cash equivalents of USD 6 million, net deferred tax liabilities of USD 41 million and other net liabilities of USD 1 million. Goodwill amounted to USD 284 million.
The 2024 results of operations since the date of acquisition were not material.
Acquisition of Mariana Oncology Inc.
On May 3, 2024, Novartis acquired Mariana Oncology Inc. (Mariana Oncology), a US based, preclinical-stage biotechnology company focused on developing novel radioligand therapies (RLTs) with a portfolio of RLT programs across a range of solid tumor indications.
The purchase price consisted of a cash payment of USD 1.04 billion and potential additional milestones of up to USD 750 million, which Mariana Oncology shareholders are eligible to receive upon the achievement of speciﬁed milestones.
The fair value of the total purchase consideration was USD 1.28 billion, consisting of a cash payment of USD 1.04 billion and the fair value of contingent consideration of USD 239 million. The purchase price allocation resulted in net identiﬁable assets of USD 754 million, consisting primarily of IPR&D intangible assets of USD 344 million, other intangible assets (scientific infrastructure) of USD 473 million, cash and cash equivalents of USD 80 million, net deferred tax liabilities of USD 133 million and other net liabilities of USD 10 million. Goodwill amounted to USD 528 million.
The 2024 results of operations since the date of acquisition were not material.
Acquisition of MorphoSys AG
On February 5, 2024, Novartis entered into an agreement to acquire MorphoSys AG (MorphoSys), a Germany-based, global biopharmaceutical company developing innovative medicines in oncology. The acquisition of MorphoSys adds to our oncology pipeline pelabresib, a late-stage BET inhibitor for myelofibrosis and tulmimetostat, an early-stage investigational dual inhibitor of EZH2 and EZH1 for solid tumors or lymphomasis.
On April 11, 2024, Novartis, through a subsidiary, commenced a voluntary public takeover offer (the “Offer”) to acquire all outstanding shares of MorphoSys for EUR 68 per share, representing a total consideration of approximately EUR 2.6 billion in cash on a fully diluted basis. The settlement of the Offer was conditional on a minimum acceptance threshold of 65% of the MorphoSys outstanding shares.
Novartis purchased during the Offer acceptance period MorphoSys shares on the market for a total amount of EUR 0.3 billion (USD 0.3 billion). The closing conditions of the Offer, including the minimum acceptance threshold of 65% were fulfilled by the end of the Offer acceptance period, and the acquisition of MorphoSys closed on May 23, 2024, with the settlement payment amounting to EUR 1.7 billion (USD 1.9 billion) to the MorphoSys shareholders for their tendered shares. Subsequent to May 23, 2024, Novartis acquired additional MorphoSys outstanding shares through the German statutory two-week extension period of the Offer (ending on May 30, 2024) for EUR 0.3 billion (USD 0.3 billion). As a result, as at May 30, 2024, Novartis held 89.7% of the total outstanding share capital of MorphoSys. Total cash paid for the MorphoSys shares purchased by Novartis through to the end of the statutory two-week extension period of the Offer amounted to EUR 2.3 billion (USD 2.5 billion). Non-controlling interests represented 10.3% of MorphoSys outstanding shares amounting to USD 0.1 billion and were recognized in equity.
In June 2024, outside the Offer Novartis purchased an additional 1.7% of MorphoSys shares for EUR 44 million (USD 47 million). As a result, at June 30, 2024, Novartis held approximately 91.4% of outstanding MorphoSys shares.
On July 4, 2024, Novartis filed a public purchase offer to delist the MorphoSys shares admitted to trading on regulated markets and acquire all MorphoSys AG shares and American Depository Shares (ADS) not held directly by Novartis. In August 2024, the delisting of the MorphoSys shares admitted to trading on regulated markets was completed, and Novartis purchased an additional 3.2% of MorphoSys shares for EUR 83 million (USD 90 million). As a result, at September 30, 2024 Novartis held approximately 94.5% of outstanding MorphoSys shares.
On October 15, 2024, the “squeeze-out” of the remaining minority shareholders of MorphoSys was completed by way of a merger into a wholly-owned Novartis entity. As a result, Novartis held 100% of the outstanding shares of MorphoSys and non-controlling interests in equity were reduced to nil. On October 21, 2024, Novartis paid EUR 144 million (USD 156 million) to the former remaining minority shareholders in connection with the “squeeze-out.”
The fair value of the total purchase consideration for the 89.7% stake held on May 30, 2024, was USD 2.5 billion (including cash acquired). The purchase price allocation resulted in net identifiable assets of USD 0.7 billion, consisting primarily of intangible assets other than goodwill of USD 1.1 billion, comprising IPR&D intangible assets of USD 0.6 billion and other intangible assets (customer out-licensing contracts) of USD 0.5 billion, financial investments and other receivables of USD 0.2 billion, marketable securities of USD 0.4 billion, cash and cash equivalents of USD 0.2 billion, financial debt to third parties of USD 0.9 billion, net deferred tax liabilities of USD 0.1 billion and other net liabilities of USD 0.2 billion. Non-controlling interests amounted to USD 0.1 billion, which were recognized at the non-controlling interests’ proportionate share of MorphoSys identifiable net assets. Goodwill as at the acquisition date amounted to USD 1.9 billion.
The 2024 results of operations since the date of acquisition were not material.
Following the completion of management’s analysis of the third-party integrated safety report related to certain clinical trial data readouts, that became available prior to closing the MorphoSys acquisition, the necessity to perform an interim impairment test of the goodwill attributable to the MorphoSys business acquired at the provisional level of the grouping of CGUs of the MorphoSys business was triggered. This impairment test required the use of valuation techniques to estimate the fair value less cost of disposal of the MorphoSys business. These valuations required the use of management assumptions and estimates related to the MorphoSys business’ future cash flows and assumptions on, among others, discount rate (8.5%) and terminal growth/decline rates (-15.0%). These fair value measurements are classified as “Level 3” in the fair value hierarchy. The section “—Goodwill and intangible assets other than goodwill” in Note 1 to the Consolidated Financial Statements in the Annual Report 2024 provides additional information on key assumptions that are highly sensitive in the estimation of fair values using valuation techniques. The interim impairment test indicated an impairment of the goodwill attributable to the MorphoSys business in the amount of USD 0.9 billion, which was recognized as “Other expense” in the consolidated income statement in the second half of 2024. As at December 31, 2024, the remaining carrying value of the goodwill attributable to the MorphoSys business amounting to USD 1.0 billion was allocated to the grouping of CGUs at the level of the operating segment of the Company, which is the level where the future synergies will be realized.
Fair value of assets and liabilities arising from acquisitions of businesses
There were no acquisitions of businesses in the first quarter of 2025. The following table presents the fair value of the assets and liabilities acquired through acquisitions of businesses and the total purchase consideration for the year ended December 31, 2024:
(USD millions)	Dec 31, 2024

Property, plant and equipment	20

Right-of-use assets	47

In-process research and development	1 424

Other intangible assets	1 156

Deferred tax assets	465

Non-current financial and other assets	31

Trade receivables and financial and other current assets	613

Cash and cash equivalents	242

Deferred tax liabilities	-799

Current and non-current financial debts	-852

Current and non-current lease liabilities	-47

Trade payables and other liabilities	-297

Net identifiable assets acquired	2 003

Non-controlling interests	-75

Goodwill	2 701

Total purchase consideration for acquisitions of businesses	4 629

The significant business acquisitions in 2024, were Kate Therapeutics, Mariana Oncology and MorphoSys. The goodwill arising out of 2024 acquisitions is not tax deductible and is attributable to synergies, including the cost synergies from pre-acquisition in-licensed IP from MorphoSys, accounting for deferred tax liabilities on acquired assets, and the assembled workforce. In the second half of 2024, an impairment of goodwill was recognized related to the MorphoSys business acquisition of USD 0.9 billion. See Acquisition of MorphoSys AG section of this Note 3 for additional information.

4. Summary of equity attributable to Novartis AG shareholders
		Number of outstanding shares (in millions)		Equity attributable to Novartis AG shareholders

	Note	2025	2024	Q1 2025 USD millions	Q1 2024 USD millions

Balance at beginning of year		1 975.1	2 044.0	44 046	46 667

Shares acquired to be canceled		-24.8	-10.3	-2 639	-1 033

Other share purchases		-1.5	-1.0	-153	-108

Equity-based compensation plans and employee transactions		10.4	7.6	273	250

Taxes on treasury share transactions				-31	20

Dividends	4.1			-7 818	-7 624

Net income of the period attributable to shareholders of Novartis AG				3 606	2 688

Other comprehensive income attributable to shareholders of Novartis AG				1 040	-1 261

Changes in non-controlling interests				1

Other movements	4.3	0.1	0.1	44	76

Balance at March 31		1 959.3	2 040.4	38 369	39 675

4.1. In the first quarter of 2025, the annual gross dividend to shareholders of Novartis AG amounted to USD 7.8 billion (2024: USD 7.6 billion). The net dividend payment to Novartis AG shareholders paid in March 2025 amounted to USD 5.3 billion (2024: USD 5.2 billion paid in March 2024). The USD 2.5 billion Swiss withholding tax on the gross dividend was paid at its due date in April 2025 (2024: USD 2.4 billion paid at its due date in April 2024).
4.2. In July 2023, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 15.0 billion share buyback.
In June 2024, Novartis amended the arrangement to include the repurchase of an additional 8.7 million Novartis shares on the second trading line to mitigate the impact of the shares deliveries under the equity-based compensation plans for employees. These additional repurchases concluded in October 2024. Novartis was able to cancel this arrangement but could have been subject to a 90-day waiting period. As of March 31, 2025, and December 31, 2024, these waiting period conditions were not applicable and as a result, there was no requirement to record a liability under this arrangement as of March 31, 2025, and December 31, 2024.
4.3. Other movements include, for subsidiaries in hyperinflationary economies, the impact of the application of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies.”

5. Financial instruments
Fair value by hierarchy
The following table illustrates the three hierarchical levels for valuing financial instruments at fair value as of March 31, 2025, and December 31, 2024. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2024 Annual Report, published on January 31, 2025.

	Level 1		Level 2		Level 3		Total

(USD millions)	Mar 31, 2025	Dec 31, 2024	Mar 31, 2025	Dec 31, 2024	Mar 31, 2025	Dec 31, 2024	Mar 31, 2025	Dec 31, 2024

Financial assets
Cash and cash equivalents
Debt securities	50	50					50	50

Total cash and cash equivalents at fair value	50	50					50	50

Marketable securities
Derivative financial instruments			59	106			59	106

Total marketable securities and derivative financial instruments at fair value			59	106			59	106

Current contingent consideration receivables					107	120	107	120

Current equity securities	23	24			18	18	41	42

Long-term financial investments
Debt and equity securities	135	193	8	7	572	599	715	799

Fund investments	11	15			183	195	194	210

Non-current contingent consideration receivables					686	671	686	671

Total long-term financial investments at fair value	146	208	8	7	1 441	1 465	1 595	1 680

Associated companies at fair value through profit or loss					103	109	103	109

Financial liabilities
Current contingent consideration liabilities					-339	-281	-339	-281

Derivative financial instruments			-90	-143			-90	-143

Total current financial liabilities at fair value			-90	-143	-339	-281	-429	-424

Non-current contingent consideration liabilities					-466	-527	-466	-527

The fair value of straight bonds amounted to USD 21.9 billion at March 31, 2025 (USD 22.5 billion at December 31, 2024) compared with the carrying amount of USD 23.4 billion at March 31, 2025 (USD 24.1 billion at December 31, 2024). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value.
The carrying amount of financial assets included in the line total long-term financial investments at fair value of USD 1.6 billion at March 31, 2025 (USD 1.7 billion at December 31, 2024) is included in the line “Financial assets” of the consolidated balance sheets. The carrying amount of current contingent consideration liabilities of USD 0.3 billion at March 31, 2025 (USD 0.3 billion at December 31, 2024) is included in the line “Provisions and other current liabilities” of the consolidated balance sheets. The carrying amount of non-current contingent consideration liabilities of USD 0.5 billion at March 31, 2025 (USD 0.5 billion at December 31, 2024) is included in the line “Provisions and other non-current liabilities” of the consolidated balance sheets.
The Company’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

6. Details to the consolidated statements of cash flows
6.1. Non-cash items and other adjustments
The following table shows the reversal of non-cash items and other adjustments in the consolidated statements of cash flows.
(USD millions)	Q1 2025	Q1 2024

Depreciation, amortization and impairments on:
Property, plant and equipment	217	219

Right-of-use assets	65	63

Intangible assets	872	1 032

Financial assets [1]	41	28

Change in provisions and other non-current liabilities	182	163

Losses on disposal on property, plant and equipment; intangible assets; other non-current assets; and other adjustments on financial assets and other non-current assets, net	22	70

Equity-settled compensation expense	262	260

Loss from associated companies	3	29

Income taxes	798	441

Net financial expense	253	215

Other	-3	-23

Total	2 712	2 497

[1] Includes fair value changes
6.2. Cash flows from changes in working capital and other operating items included in the net cash flows from operating activities
(USD millions)	Q1 2025	Q1 2024

Decrease/(increase) in inventories	55	-128

Increase in trade receivables	-1 043	-920

Decrease in trade payables	-172	-409

Change in other current and non-current assets	-424	-272

Change in other current liabilities	-184	-260

Total	-1 768	-1 989

6.3. Cash flows arising from acquisitions and divestments of businesses, net
The following table is a summary of the cash flow impact of acquisitions and divestments of businesses.
(USD millions)	Q1 2025	Q1 2024

Total purchase consideration for acquisitions of businesses	0	-298

Acquired cash and cash equivalents		2

Contingent consideration payable, net		47

Deferred considerations		8

Cash flows used for acquisitions of businesses	0	-241

Cash flows used for divestments of businesses, net [1]	-4	-38

Cash flows used for acquisitions and divestments of businesses, net	-4	-279

[1] In the first quarter of 2025, USD 4 million (Q1 2024: USD 38 million) represented the net cash outflows from divestments in previous years.
Note 3 provides further information regarding significant acquisitions of businesses. All acquisitions were for cash.

7. Legal proceedings update
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Company may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the Consolidated Financial Statements in our 2024 Annual Report and 2024 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. As of April 28, 2025, there have been no significant developments in those proceedings, as well as no new significant proceedings commenced since the date of the 2024 Annual Report and 2024 Form 20-F.
Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.
8. Operating segment
Novartis operates as a single global operating segment innovative medicines company that is engaged in the research, development, manufacturing, distribution and commercialization and sale of innovative medicines, with a focus on the core therapeutic areas: cardiovascular, renal and metabolic; immunology; neuroscience; oncology; and established brands. The Company’s research, development, manufacturing and supply of products and functional activities are managed globally on a vertically integrated basis. Commercial efforts that coordinate marketing, sales and distribution of these products are organized by geographic region, therapeutic area and established brands.
The Executive Committee of Novartis (ECN), chaired by the CEO, is the governance body responsible for allocating resources and assessing the business performance of the operating segment of the Company on a global basis and is the chief operating decision-maker (CODM) for the Company.
The determination of a single operating segment is consistent with the financial information regularly reviewed by the CODM for purposes of assessing performance and allocating resources.
See Note 9 for revenues and geographic information disclosures.

9. Revenues and geographic information
Net sales to third parties
Net sales to third parties by region1
First quarter
	Q1 2025 USD m	Q1 2024 USD m	% change USD	% change cc 2	Q1 2025 % of total	Q1 2024 % of total

US	5 712	4 588	24	24	43	39

Europe	3 905	3 764	4	7	30	32

Asia/Africa/Australasia	2 772	2 580	7	10	21	22

Canada and Latin America	844	897	-6	9	6	7

Total	13 233	11 829	12	15	100	100

Of which in established markets	9 669	8 488	14	15	73	72

Of which in emerging growth markets	3 564	3 341	7	13	27	28

[1] Net sales to third parties by location of customer. Emerging growth markets comprise all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 31.

Net sales to third parties by core therapeutic area and established brands
First quarter
	Q1 2025	Q1 2024	% change	% change
	USD m	USD m	USD	cc 1

Cardiovascular, renal and metabolic
Entresto	2 261	1 879	20	22

Leqvio	257	151	70	72

Total cardiovascular, renal and metabolic	2 518	2 030	24	26

Immunology
Cosentyx	1 534	1 326	16	18

Xolair [2]	456	399	14	19

Ilaris	419	356	18	20

Total immunology	2 409	2 081	16	18

Neuroscience
Kesimpta	899	637	41	43

Zolgensma	327	295	11	13

Aimovig	76	76	0	3

Total neuroscience [3]	1 302	1 008	29	31

Oncology
Kisqali	956	627	52	56

Tafinlar + Mekinist	552	474	16	19

Promacta/Revolade	546	520	5	8

Jakavi	492	478	3	7

Tasigna	377	395	-5	-2

Pluvicto	371	310	20	21

Scemblix	238	136	75	76

Lutathera	193	169	14	15

Piqray/Vijoice	100	109	-8	-8

Fabhalta [4]	81	6	nm	nm

Total oncology [3]	3 906	3 224	21	24

Established brands
Sandostatin Group	317	355	-11	-9

Lucentis	189	314	-40	-38

Exforge Group	179	192	-7	-1

Diovan Group	150	140	7	12

Galvus Group	124	149	-17	-11

Kymriah [3]	100	120	-17	-15

Contract manufacturing	343	279	23	26

Other [3]	1 696	1 937	-12	-8

Total established brands [3]	3 098	3 486	-11	-7

Total net sales to third parties	13 233	11 829	12	15

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 31.
[2] Net sales to third parties reflect Xolair sales for all indications.
[3] Reclassified to conform with 2025 presentation of brands by therapeutic area and established brands.
[4] Net sales to third parties reflect Fabhalta sales for all indications.

nm = not meaningful

Net sales to third parties of the top 20 brands in 20251
First quarter
			US		Rest of world			Total

Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc 2	USD m	% change USD	% change cc 2	USD m	% change USD	% change cc 2

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	1 169	23	1 092	17	21	2 261	20	22

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	815	23	719	8	12	1 534	16	18

Kisqali	Oncology	HR+/HER2- metastatic breast cancer and early breast cancer	586	87	370	18	24	956	52	56

Kesimpta	Neuroscience	Relapsing forms of multiple sclerosis (MS)	587	41	312	41	45	899	41	43

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication, pediatric low grade glioma (pLGG)	208	13	344	19	23	552	16	19

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	288	8	258	2	7	546	5	8

Jakavi	Oncology	Myelofibrosis (MF), polycythemia vera (PV), graft-versus-host disease (GvHD)			492	3	7	492	3	7

Xolair [3]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps, food allergy (FA)			456	14	19	456	14	19

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	218	31	201	6	10	419	18	20

Tasigna	Oncology	Chronic myeloid leukemia (CML)	197	13	180	-19	-14	377	-5	-2

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, post-Taxane	287	2	84	190	205	371	20	21

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	129	24	198	4	7	327	11	13

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	197	-18	120	3	9	317	-11	-9

Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	127	72	130	69	74	257	70	72

Scemblix	Oncology	Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in chronic phase (CP); Ph+ CML in CP with the T315I mutation	154	75	84	75	77	238	75	76

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	139	19	54	4	7	193	14	15

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			189	-40	-38	189	-40	-38

Exforge Group	Established brands	Hypertension	2	-50	177	-6	0	179	-7	-1

Diovan Group	Established brands	Hypertension	13	44	137	5	10	150	7	12

Galvus Group	Established brands	Type 2 diabetes (RMS)			124	-17	-11	124	-17	-11

Top 20 brands total			5 116	27	5 721	9	13	10 837	17	19

Rest of portfolio			596	9	1 800	-9	-4	2 396	-5	-1

Total net sales to third parties			5 712	24	7 521	4	8	13 233	12	15

[1] Net sales to third parties by location of customer.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 31.
[3] Net sales to third parties reflect Xolair sales for all indications.

Other revenues
(USD millions)	Q1 2025	Q1 2024

Profit sharing income	257	214

Royalty income	8	19

Milestone income	54	6

Other [1]	68	52

Total other revenues	387	291

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales to third parties.
10. Other interim disclosures
Property, plant and equipment, right-of-use assets and intangible assets
The following table shows additional disclosures related to property, plant and equipment, right-of-use assets and intangible assets:
(USD millions)	Q1 2025	Q1 2024

Property, plant and equipment impairment charges	-2	-1

Property, plant and equipment depreciation charge	-215	-218

Right-of-use assets depreciation charge	-65	-63

Intangible assets impairment charges	-2	-157

Intangible assets amortization charge	-870	-875

In the first quarter of 2025 and 2024, there were no impairment charges on right-of-use assets and no reversals of impairment changes on property, plant and equipment, right-of-use assets and intangible assets.
The following table shows the additions to property, plant and equipment, right-of-use assets and intangible assets other than goodwill excluding the impact of business acquisitions, which are disclosed in Note 3:
(USD millions)	Q1 2025	Q1 2024

Additions to property, plant and equipment	210	223

Additions to right-of-use assets	56	28

Additions to intangible assets other than goodwill	1 179	663

Financial debt
In February 2025, Novartis repaid a 5-year US dollar denominated bond of USD 1.0 billion with a coupon of 1.75% at maturity.
Income taxes
The Basel-Stadt cantonal tax rate change, enacted March 23, 2025, and effective January 1, 2026, will increase the cantonal tax rate from 6.5% to 8.5% and the blended Swiss cantonal and federal tax rate from 13.04% to 14.53%, impacting the Company’s Basel-Stadt-domiciled operating subsidiaries. The enactment required revaluation of deferred tax assets and liabilities to the new tax rates at the date of enactment. The impact of the deferred tax assets and liabilities revaluation recorded in March 2025 was not material.

Commitments
Other commitments
The Company routinely acquires interests in intellectual property focused on key disease areas and indications that the Company expects to be growth drivers in the future. The Company has a commitment related to the acquisition of an IPR&D intangible asset through a purchase agreement that was entered into in the ﬁrst quarter of 2025 that closed on April 3, 2025 totaling USD 2.9 billion, of which USD 0.9 billion was paid in April 2025 and USD 2.0 billion is due to the selling entities shareholders dependent on achievement of specified regulatory and sales milestones.
11. Events subsequent to the March 31, 2025, consolidated balance sheet date
Significant transaction closed in April 2025
In the first quarter of 2025, Novartis entered into a purchase agreement to acquire an IPR&D intangible asset which closed on April 3, 2025. For additional information see Note 10.

Supplementary information (unaudited)

Non-IFRS measures as defined by Novartis
Novartis uses certain non-IFRS Accounting Standards metrics when measuring performance, especially when measuring current-year results against prior periods, including core results, constant currencies and free cash flow. These are referred to by Novartis as non-IFRS measures.
Despite the use of these measures by management in setting goals and measuring the Company’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS Accounting Standards. As a result, such measures have limits in their usefulness to investors.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS Accounting Standards measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how the Company’s management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS Accounting Standards measures and should be viewed in conjunction with the consolidated financial statements presented in accordance with IFRS Accounting Standards.
As an internal measure of Company performance, these non-IFRS measures have limitations, and the Company’s performance management process is not solely restricted to these metrics.
Core results
The Company’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” to other financial income and expense, and certain acquisition- and divestment-related items. The following items that exceed a threshold of USD 25 million are also excluded: integration- and divestment-related income and expenses; divestment gains and losses; restructuring charges/releases and related items; legal-related items; impairments of property, plant and equipment, software, and financial assets, and income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.
Novartis believes that investor understanding of the Company’s performance is enhanced by disclosing core measures of performance since, core measures exclude items that can vary significantly from year to year, they enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS Accounting Standards measures and other measures as important factors in assessing the Company’s performance.
The following are examples of how these core measures are used:
• In addition to monthly reports containing financial information prepared under IFRS Accounting Standards, senior management receives a monthly analysis incorporating these non-IFRS core measures.
• Annual budgets are prepared for both IFRS Accounting Standards and non-IFRS core measures.
As an internal measure of Company performance, the core results measures have limitations, and the Company’s performance management process is not solely restricted to these metrics. A limitation of the core results measures is that they provide a view of the Company’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of intangible assets, impairments to property, plant and equipment and restructurings and related items.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect the Company’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:
• The impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD
• The impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD (excluding the IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” adjustments to the local currency income statements of subsidiaries operating in hyperinflationary economies), using the average exchange rates from the prior year and comparing them to the prior year values in USD.
We use these constant currency measures in evaluating the Company’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance that are not affected by changes in the relative value of currencies.
Growth rate calculation
For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared with the prior year is shown as a positive growth.
Free cash flow
Novartis defines free cash flow as net cash flows from operating activities less purchases of property, plant and equipment. Management believes that this definition provides a performance measure that focuses on core operating activities, and also excludes items that can vary significantly from year to year, thereby enabling better comparison of business performance across years.
Free cash flow is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS Accounting Standards. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS Accounting Standards. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Company’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for investment in strategic opportunities, returning to shareholders and for debt repayment.
Additional information
Net debt
Novartis calculates net debt as current financial debts and derivative financial instruments plus non-current financial debts less cash and cash equivalents and marketable securities, commodities, time deposits and derivative financial instruments.
Net debt is presented as additional information because it sets forth how management monitors net debt or liquidity and management believes it is a useful supplemental indicator of the Company’s ability to pay dividends, to meet financial commitments, and to invest in new strategic opportunities, including strengthening its balance sheet.
See page 36 for additional disclosures related to net debt.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results
The following tables provide an overview of the reconciliation from IFRS Accounting Standards results to non-IFRS measure core results:
(USD millions unless indicated otherwise)	Q1 2025	Q1 2024

IFRS Accounting Standards operating income	4 663	3 373

Amortization of intangible assets	789	807

Impairments

Intangible assets	1	157

Total impairment charges	1	157

Acquisition or divestment of businesses and related items

- Income	-111	-112

- Expense	103	120

Total acquisition or divestment of businesses and related items, net	-8	8

Other items

Divestment gains		-12

Financial assets - fair value adjustments	41	28

Restructuring and related items

- Income	-16	-58

- Expense	145	91

Legal-related items

- Income

- Expense		50

Additional income	-61	-12

Additional expense	21	105

Total other items	130	192

Total adjustments	912	1 164

Core operating income	5 575	4 537

as % of net sales	42.1%	38.4%

Loss from associated companies	-3	-29

Core adjustments to loss from associated companies, net of tax		26

Interest expense	-270	-221

Other financial income and expense	17	6

Core adjustments to other financial income and expense	29	90

Income taxes, adjusted for above items (core income taxes)	-866	-728

Core net income	4 482	3 681

Core net income attributable to shareholders of Novartis AG	4 479	3 681

Core basic EPS (USD) [1]	2.28	1.80

[1] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares used in the basic EPS calculation outstanding in a reporting period.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results
First quarter
(USD millions unless indicated otherwise)	Q1 2025 IFRS Accounting Standards results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q1 2025 Core results	Q1 2024 Core results

Gross profit	10 393	721			-32	11 082	9 802

Operating income	4 663	789	1	-8	130	5 575	4 537

Income before taxes	4 407	789	1	-8	159	5 348	4 409

Income taxes [5]	-798	-152		1	83	-866	-728

Net income	3 609					4 482	3 681

Basic EPS (USD) [6]	1.83					2.28	1.80

The following are adjustments to arrive at core gross profit

Other revenues	387				-35	352	291

Cost of goods sold	-3 227	721			3	-2 503	-2 318

The following are adjustments to arrive at core operating income

Selling, general and administration	-3 058				1	-3 057	-2 840

Research and development	-2 366	68	1		-5	-2 302	-2 203

Other income	226			-111	-36	79	55

Other expense	-532			103	202	-227	-277

The following are adjustments to arrive at core income before taxes

Other financial income and expense	17				29	46	96

[1] Amortization of intangible assets: cost of goods sold includes the amortization of currently marketed products intangible assets; research and development includes the amortization of scientific infrastructure and technologies intangible assets

[2] Impairments: research and development includes net impairment charges related to intangible assets
[3] Acquisition or divestment of businesses and related items, including integration charges: other income and other expense include transitional service-fee income and expenses related to the Sandoz distribution

[4] Other items: other revenues includes a milestone income from an outlicensing agreement; cost of goods sold, selling, general and administration, other income and other expense include restructuring income and charges related to the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; research and development includes contingent consideration adjustments; other income and other expense include fair value adjustments on financial assets and other costs and items; other financial income and expense includes the impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” for subsidiaries operating in hyperinflationary economies

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 941 million to arrive at the core results before tax amounts to USD 68 million. The average tax rate on the total adjustments was 7.2% since the estimated full year core tax charge of 16.2% has been applied to the pre-tax income of the period.

[6] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares used in the basic EPS calculation outstanding in a reporting period.

Non-IFRS measure free cash flow
The following table is a reconciliation of the three major categories of the IFRS Accounting Standards consolidated statements of cash flows to the non-IFRS measure free cash flow:
First quarter
	Q1 2025			Q1 2024

(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments	Free cash flow

Net cash flows from operating activities	3 645		3 645	2 265		2 265

Net cash flows from/(used in) investing activities [1]	330	-584	-254	-899	672	-227

Net cash flows used in financing activities [2]	-8 548	8 548	0	-5 164	5 164	0

Non-IFRS measure free cash flow			3 391			2 038

[1] With the exception of purchases of property, plant and equipment, all net cash flows from/(used in) in investing activities are excluded from the free cash flow.
[2] Net cash flows used in financing activities are excluded from the free cash flow.

The following table is a summary of the non-IFRS measure free cash flow:
First quarter
(USD millions)	Q1 2025	Q1 2024

Operating income	4 663	3 373

Reversal of non-cash items and other adjustments
Depreciation, amortization and impairments	1 195	1 342

Change in provisions and other non-current liabilities	182	163

Other	281	307

Operating income adjusted for non-cash items	6 321	5 185

Interest received	122	164

Interest paid and other financial payments	-253	-176

Income taxes paid	-540	-576

Payments out of provisions and other net cash movements in non-current liabilities	-237	-343

Change in inventories and trade receivables less trade payables	-1 160	-1 457

Change in other net current assets and other operating cash flow items	-608	-532

Net cash flows from operating activities	3 645	2 265

Purchases of property, plant and equipment	-254	-227

Non-IFRS measure free cash flow	3 391	2 038

Additional information
Net debt
Condensed consolidated changes in net debt
First quarter
(USD millions)	Q1 2025	Q1 2024

Net change in cash and cash equivalents	-4 393	-3 924

Change in marketable securities, commodities, time deposits, financial debts and derivatives financial instruments	-1 737	-1 729

Change in net debt	-6 130	-5 653

Net debt at January 1	-16 141	-10 183

Net debt at March 31	-22 271	-15 836

Components of net debt
(USD millions)	Mar 31, 2025	Dec 31, 2024	Mar 31, 2024

Non-current financial debts	-21 666	-21 366	-17 191

Current financial debts and derivative financial instruments	-7 801	-8 232	-8 339

Total financial debts	-29 467	-29 598	-25 530

Less liquidity

Cash and cash equivalents	7 066	11 459	9 469

Marketable securities, commodities, time deposits and derivative financial instruments	130	1 998	225

Total liquidity	7 196	13 457	9 694

Net debt at end of period	-22 271	-16 141	-15 836

Share information
	Mar 31, 2025	Mar 31, 2024

Number of shares outstanding	1 959 253 908	2 040 406 387

Registered share price (CHF)	97.84	87.37

ADR price (USD)	111.48	96.73

Market capitalization (USD billions) [1]	218.0	196.8

Market capitalization (CHF billions) [1]	191.7	178.3

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the quarter end CHF/USD exchange rate.

Effects of currency fluctuations
Principal currency translation rates
(USD per unit)	Average rates Q1 2025	Average rates Q1 2024	Period-end rates Mar 31, 2025	Period-end rates Mar 31, 2024

1 CHF	1.112	1.144	1.137	1.104

1 CNY	0.137	0.139	0.138	0.138

1 EUR	1.052	1.086	1.084	1.080

1 GBP	1.259	1.268	1.297	1.262

100 JPY	0.656	0.674	0.671	0.660

100 RUB	1.074	1.101	1.177	1.086

Currency impact on key figures
The following table provides a summary of the currency impact on key Company figures due to their conversion into US dollars, the Company’s reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency (cc) calculations apply the exchange rates of the prior year period to the current period financial data for entities reporting in non-US dollars.
First quarter
	Change in USD % Q1 2025	Change in constant currencies % Q1 2025	Percentage point currency impact Q1 2025

Net sales to third parties	12	15	-3

Operating income	38	44	-6

Net income	34	37	-3

Basic earnings per share (USD)	40	42	-2

Core operating income	23	27	-4

Core net income	22	26	-4

Core basic earnings per share (USD)	27	31	-4

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “anticipate,” “can,” “will,” “continue,” “ongoing,” “growth,” “launch,” “expect,” “expand,” “deliver,” “accelerate,” “deliver,” “guidance,” “outlook,” “priority,” “potential,” “momentum,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding results of ongoing clinical trials; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings; or by discussions of strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; or regarding our capital structure. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee that the expected benefits or synergies from the transactions described in this press release will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things: uncertainties concerning global healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding the success of key products, commercial priorities and strategy; uncertainties in the research and development of new products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; uncertainties regarding our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; uncertainties in the development or adoption of potentially transformational digital technologies, including artificial intelligence, and business models; uncertainties surrounding the implementation of our new IT projects and systems; uncertainties regarding potential significant breaches of information security or disruptions of our information technology systems; uncertainties regarding actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this press release; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major macroeconomic and geo- and socio-political developments, including the impact of any potential tariffs on our products or the impact of war in certain parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis.

About Novartis
Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 250 million people worldwide.
Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X and Instagram.
Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.
Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below. Additional information is provided on our business and pipeline of selected compounds in late-stage development. A copy of today’s earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.
Important dates
July 17, 2025
Second quarter & half year 2025 results
October 28, 2025
Third quarter & nine months 2025 results
November 19-20, 2025
Meet Novartis Management 2025 (London, UK)